Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

Contact:    336-436-4855        Shareholder Direct:    800-LAB-0401
            Pamela Sherry
www.labcorp.com
            Investor@labcorp.com

LABORATORY CORPORATION OF AMERICA-REGISTERED
TRADEMARK- ANNOUNCES
SECOND QUARTER RESULTS

Continued Price and Volume Gains Generate Record Profits

Burlington, NC, July 23, 2001 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-)
(NYSE: LH) today announced results for the quarter ended June 30, 2001.

Second Quarter Results
Net sales were $549.7 million, operating income was $102.6 million, and net income was $52.1 million. This compares with net sales of $482.4 million, operating income of $71.3 million, and net income of $32.7 million in the second quarter of 2000. Diluted earnings per share for the quarter were $0.74, versus $0.47 for the same quarter in 2000. The 14.0 percent increase in net sales is the result of increases in both price and volume of approximately 7 percent each.

Earnings before interest, taxes, depreciation and amortization (EBITDA) were $128.1 million for the second quarter, or 23.3 percent of net sales, versus $93.1 million, or 19.3 percent of net sales, for the same period in 2000. Days sales outstanding (DSO) decreased to 64 days.

"LabCorp achieved significant success in every key strategic area during the quarter," said Thomas P. Mac Mahon, chairman and chief executive officer. "Strong pricing and volume growth reflect internally driven gains across all business segments. We succeeded in major efforts to expand profitable managed care relationships, make selected acquisitions and enter into strategic technology partnerships. These activities are a fundamental part of our plan to leverage LabCorp's national network with our capabilites in genomic and esoteric testing."

Six Month Results
For the six-month period ended June 30, 2001, LabCorp generated net sales of $1,075.2 million, operating income of $189.9 million, and net income of $95.6 million. For the same period in 2000, net sales were $945.1 million, operating income was $128.7 million, and net income $58.4 million. Diluted earnings per common share were $1.36, compared to $0.85 in the 2000 period. The revenue increase of 13.8 percent consists of increases of approximately 7.3 percent in price and 6.5 percent in volume. EBITDA was $238.4 million, or
22.2 percent of net sales, versus $171.4 million, or 18.1 percent of net sales, for the comparable period in 2000.

A live broadcast of LabCorp's quarterly conference call on July 24, 2001 will be available online at www.labcorp.com or at www.streetevents.com beginning at 9:30 a.m. Eastern
Time, with an online rebroadcast continuing through October 15, 2001. The live call at 9:30 a.m. is also available in a listen-only mode by dialing 212-676-4910. A telephone replay of the call will be available through July 30, 2001 and can be heard by dialing 800-633-8284 (858-812-6440 for international callers). The access code for the replay is 192-99-658.

The first national clinical laboratory to fully embrace genomic testing, Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) has been a pioneer in commercializing new diagnostic technologies. As a national laboratory with annual revenues of $1.9 billion in 2000 and over 19,000 employees, the company offers more than 4,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. Serving over 200,000 clients nationwide, LabCorp leverages its expertise in innovative clinical testing technology with its Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park, North Carolina, offers state-of-the-art molecular gene-based testing in infectious disease, oncology and genetics. Its National Genetics Institute in Los Angeles is an industry leader in developing novel, highly sensitive polymerase chain reaction (PCR) methods for testing hepatitis C and other blood borne infectious agents. LabCorp's Minneapolis-based Viro-Med offers molecular microbial testing using real time PCR platforms, while its Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 2000 and subsequent SEC filings.

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LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                                 (Unaudited)
                                              Three Months Ended
                                                    June 30,
                                             ---------------------
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $  549.7     $  482.4
Cost of sales                                   308.8        281.2
Selling, general and administrative             127.4        122.1
Amortization of intangibles and other assets     10.9          7.8
                                              -------      -------
Operating income                                102.6         71.3
                                              -------      -------
Other (income) expense                            0.3          1.4
Interest expense                                  7.6          9.3
                                              -------      -------
Earnings before income taxes                     94.7         60.6

Provision for income taxes                      (42.6)       (27.9)
                                              -------      -------
Net earnings                                     52.1         32.7

Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --         19.8
                                              -------      -------
Net income attributable to common
  Shareholders                                $  52.1      $  12.9
                                              =======      =======
Diluted earnings per share                    $   0.74     $   0.47
                                              ========     ========
Weighted-average shares outstanding - diluted    70.4         69.4
                                              =======      =======





















LABORATORY CORPORATION OF AMERICA HOLDINGS
Summarized Financial Information
(Dollars in millions, except per share data)

                                                 (Unaudited)
                                              Six Months Ended
                                                   June 30,
                                             ---------------------
                                                2001         2000
                                             ---------------------
Statement of Operations Data:
Net sales                                    $1,075.2     $  945.1
Cost of sales                                   612.7        560.4
Selling, general and administrative             252.4        240.5
Amortization of intangibles and other assets     20.2         15.5
                                              -------      -------
Operating income                                189.9        128.7
                                              -------      -------
Other (income) expense                           (0.3)         0.7
Interest expense                                 16.3         19.8
                                              -------      -------
Earnings before income taxes                    173.9        108.2

Provision for income taxes                      (78.3)       (49.8)
                                              -------      -------
Net earnings                                     95.6         58.4

Less preferred stock dividends and accretion
  of mandatorily redeemable preferred stock        --         34.6
                                              -------      -------
Net income attributable to common
  Shareholders                                $  95.6      $  23.8
                                              =======      =======
Diluted earnings per share                    $   1.36     $   0.85
                                              ========     ========
Weighted-average shares outstanding - diluted    70.4         68.4
                                              =======      =======


                                 (Unaudited)
                                   June 30,             December 31,
                              ------------------        ------------

                                     2001                  2000
                              ------------------        ------------
Balance Sheet Data:
Cash and cash equivalents        $    20.5              $    48.8
Accounts receivable, net             390.8                  368.0
Property, plant & equipment          283.8                  272.8
Intangible assets, net               948.9                  865.7
Other assets                         119.9                  111.6
                                 ---------              ---------
                                 $ 1,763.9              $ 1,666.9
                                 =========              =========

Total bank debt                  $   462.5              $   478.5
Other liabilities                    321.1                  311.0
Shareholders' equity                 980.3                  877.4
                                 ---------              ---------
                                 $ 1,763.9              $ 1,666.9
                                 =========              =========